EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended January 31, 2024

This following Management's Discussion and Analysis (“MD&A”) is prepared as of May 29, 2024 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (the "Company" or “BetterLife”) for the year ended January 31, 2024. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The financial information presented in this MD&A is derived from the audited consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1

BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”. On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”. The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6. BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is an emerging biotechnology company primarily focused on developing compounds for the treatment of mental disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On August 31, 2020, the Company completed an amalgamation with MedMelior Inc. (“MedMelior”) pursuant to which MedMelior was amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation. Upon Amalgamation, MedMelior became a wholly-owned subsidiary of the Company. The Company issued 18,217,239 common shares to MedMelior shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022. In March 2022, MedMelior’s name was changed from Altum Pharmaceuticals Inc.

On December 18, 2020, the Company acquired 100% of the assets in Nutraneeds LLC (“Nutraneeds”) in an all-stock transaction. Pursuant to the acquisition, the Company issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents and Solmic AG, a subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser.

In December 2022, the Company formally ceased development of its AP-002 program. AP-002 drug product was an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III) and was a potential candidate to treat cancers.

2

Product Description and Target Disease

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders such as depression and anxiety. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. BETR-001 is orally administered. The Company’s intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. BETR-002 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. The Company intends to develop DHH-B as a treatment of anxiety related disorders including benzodiazepine dependency.

_________________________________________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

3

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of COVID-19 and other respiratory viral infections.

Cautionary note: The Company is not making any express or implied claims that MM-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of MM-003 are under investigation and market authorization has not yet been obtained.

Product Current Stage of Development

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

BETR-002 has not been tested in human studies. It is currently in preclinical stage of development.

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development.

4

Product Current Regulatory Status, Development Strategy and Projected Timelines

BetterLife is currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 1B-2 trial in patients with depression or anxiety disorders.

BetterLife intends to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has an US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

The manufacturing and formulation work for MM-003 is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

5

SELECTED ANNUAL INFORMATION

The following tables provides a summary of the Company’s financial operations for the three most recently completed fiscal years. For more detailed information on the Company, please refer to its annual audited financial statements for the years ended January 31, 2024, 2023 and 2022.

Year ended or as at:	January 31, 2024	January 31, 2023	January 31, 2022
Revenue	$nil	$nil	$nil
Operating expenses	(3,240,241)	(9,460,653)	(10,207,825)
Other income (expenses)	341,731	87,881	(1,784,683)
Income tax expense	nil	nil	(166,666)
Net loss	(2,898,510)	(9,372,772)	(12,159,174)
Net loss per share, basic and fully diluted	(0.03)	(0.10)	(0.16)
Operating cash	37,384	8,307	173,513
Working capital deficiency	(6,502,136)	(7,072,600)	(3,000,219)
Total assets	324,746	74,727	1,161,363
Total long-term liabilities	1,193,631	460,870	899,074
Total deficit	(7,695,767)	(7,533,470)	$(3,880,858)

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the year ended January 31, 2024, compared to the comparative prior fiscal years.

	YEAR ENDED
	January 31, 2024		January 31, 2023	January 31, 2022
Revenue	$	nil	$ nil	$nil
Operating expenses		(3,240,241)	(9,460,653)	(10,207,825)
Other income (expense):
Accretion expense on convertible debentures		(5,353)	(55,687)	(6,584)
Change in unrealized gains/losses on derivative liabilities		(137,764)	5,362	131,250
Financial guarantee expense		(34,050)	(23,917)	(1,224,522)
Gain on forgiveness of debts		469,129	nil	nil
Gain on sale of assets, net		nil	nil	191,699
Interest expense		(45,544)	(11,491)	(51,761)
(Loss) gain on debt modifications		nil	(197,205)	56,264
Other		(945)	18,136	26,933
Penalties expense		(33,742)	94,973	(344,492)
Settlements and legal provisions		130,000	257,710	(563,470)
Income tax expense		nil	nil	(166,666)
Net loss		$(2,898,510)	$(9,372,772)	$(12,159,174)

Net loss for the year ended January 31, 2024 decreased from the year ended January 31, 2023 due mainly to decreases in operating expenses, which are described below.  During fiscal 2024, the Company reported a gain on forgiveness of debts as officers forgave approximately $469,000 of accrued compensation.  In addition, the Company did not report any loss on debt modifications during fiscal 2024.

6

Net loss for the year ended January 31, 2023 decreased from the year ended January 31, 2022.  The decrease was mainly due to a decrease in operating expenses (discussed below) as well as a decrease in financial guarantee expense.  In the 2022 fiscal year, the Company recorded the fair value of financial guarantee liability related to its guarantee of a lease at Dollard-des-Ormeaux, Quebec, Canada, which resulted in a financial guarantee expense of $1,224,522.  In the 2023 fiscal year, financial guarantee expense is the net result of accretion expenses and gains from settlements of the guarantee liability through lease payments made by Pivot.   In addition, BetterLife recorded a net gain on settlements and legal provisions resulting from a settlement agreement signed with Pivot in March 2022 for $300,000 (discussed under “Commitments and Contingencies”).

Expenses

	YEAR ENDED
	January 31, 2024	January 31, 2023	January 31, 2022
Consulting fees	$399,810	$3,529,884	$1,045,539
Depreciation	nil	18,435	18,436
Foreign exchange loss	30,352	203,212	238,206
General and administrative	271,731	280,467	425,865
Professional fees	526,503	895,379	879,054
Promotion and marketing	nil	123,219	437,689
Research and development	570,947	2,677,286	5,420,634
Wages, salaries and employment expenses	1,440,898	1,732,771	1,742,402
Operating expenses	$3,240,241	$9,460,653	$10,207,825

Operating expenses decreased for the year ended January 31, 2024 as compared to the year ended January 31, 2023.  Although capital market activity rebounded towards the end of calendar 2023 due to hopes of reductions in central bank rates amid receding global inflation pressure, the Company continued its efforts in cost reductions and directed funds towards key program and working capital costs.  Consulting fees, professional fees and promotion and marketing expenses decreased.  Consulting fees in the prior periods included recording of the fair value of 3.5 million common shares issued by MedMelior to a third party for services rendered.  There were no such fees incurred in the current periods.  The Company focused its research and development efforts on key research studies for BETR-001, specifically in completing pre-clinical IND-enabling toxicology studies.  Wages, salaries and employment expenses also decreased from the prior comparative periods as vesting of stock options granted to management by MedMelior in December 2021 was completed during the current period, which resulted in lower share-based payment expense included in wages, salaries and employment expenses.

Operating expenses decreased for the year ended January 31, 2023 as compared to the year ended January 31, 2022.  With a challenging capital markets environment during fiscal 2023, the Company made efforts to reduce expenditures. Within its BETR-001 program, the Company completed preclinical pharmacology studies initiated in fiscal 2022, began some IND-enabling toxicology studies, completed scale-up development of manufacturing and initiated manufacturing of first GMP batch of BETR-001.  Data from the preclinical pharmacology studies were published in a peer-reviewed journal article Lewis et al., March 28, 2023, Cell Reports 42.  IND-enabling toxicology studies and GMP manufacturing of the first batch of drug substance are ongoing.  Within its MM-003 program, the Company completed Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile and did not pursue any other research activities.  As a result, research and development costs decreased by approximately $2.7 million from the 2022 fiscal year.  General and administrative expenses and promotion and marketing expenses also decreased due to the Company’s cost minimization efforts.

7

The decrease in operating expenses for the year ended January 31, 2023 was offset by an increase in consulting fees.  During the year, MedMelior issued 3.5 million of its common shares, valued at approximately $3 million, to a third party for services provided, which contributed to an increase in consulting fees.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2024	January 31, 2023	January 31, 2022
Business licenses	$ nil	$1,905	$19,002
Conferences	6,716	2,381	25,201
Information technology	4,446	5,103	19,288
Insurance	nil	nil	11,492
Investor relations	96,000	96,000	50,440
Office	30,815	54,185	114,013
Press release	33,749	34,245	45,782
Public listing expense	64,482	60,679	78,993
Shareholder expense	9,761	nil	22,396
Telecommunications	nil	981	4,137
Travel, meals and entertainment	6,984	4,473	5,174
Website costs	18,778	20,515	29,946
	$271,731	$280,467	$425,865

General and administrative expenses for the years ended January 31, 2024 and 2023 decreased from the previous comparative year as the Company made efforts to reduce expenditures.  With reduction in research activities, shipping costs within office expense have decreased.

During the year ended January 31, 2023, discretionary expenditures within conferences, information technology and website costs were reduced.  The Company also did not incur any insurance and shareholder expense in the fiscal 2023 year.

Decrease in general and administrative expenses during the year ended January 31, 2024 were offset by increases in conference costs, travel, meals and entertainment expenses and shareholder expense.  During fiscal 2024, the Company attended and presented at various meetings and conferences, including the 2023 Bloom Burton & Co. Healthcare Investor Conference held in Toronto, Canada in April 2023.  Shareholder expense increased as the Company held its annual general meeting in March 2023.

8

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	January 31, 2024		October 31, 2023		July 31, 2023		April 30, 2023
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(693,485)		$(213,736)		$(1,027,620)		$(963,669)
Net income (loss) per share – basic		$(0.01)		$(0.00)		$(0.01)		$(0.01)
Net income (loss) per share - diluted		$(0.01)		$(0.00)		$(0.01)		$(0.01)

	QUARTERS ENDED
	January 31, 2023		October 31, 2022		July 31, 2022		April 30, 2022
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(579,763)		$(4,679,211)		$(1,125,100)		$(2,988,698)
Net income (loss) per share – basic		$(0.00)		$(0.05)		$(0.01)		$(0.04)
Net income (loss) per share - diluted		$(0.00)		$(0.05)		$(0.01)		$(0.04)

Net loss for the quarter ended October 31, 2022 was higher than the other quarters as it included share-based payment expense, included within consulting fees, as a result of the issuance of 3.5 million common shares of MedMelior Inc. (“MedMelior”), the Company’s subsidiary, valued at approximately $3 million issued for services rendered.

During the quarters ended July 31, 2022 to January 31, 2024, the Company continued its efforts in minimizing expenditures, resulting in a trend of decreasing net quarterly losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure.  The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  While the Company has incurred losses to date, with an accumulated deficit of $115,075,713 at January 31, 2024, management expects to continue to fund its development efforts through its access to public capital markets.  However, there can be no assurance that it will gain adequate market acceptance for its projects or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

9

Working Capital

The following table presents the Company’s working capital as at January 31, 2024 and 2023:

	January 31, 2024	January 31, 2023
Current assets	$324,746	$74,727
Current liabilities	6,826,882	7,147,327
Working capital deficiency	$(6,502,136)	($7,072,600)

Working capital deficiency improved as compared to January 31, 2023.  In March 2023, the Company closed on private placements in which units, consisting of one common share and one share purchase warrant, were issued for gross proceeds of $1,857,143.  In July, August and December 2023, the Company closed on further private placements for gross proceeds of $715,000.  In December 2023, the Company issued $300,000 of convertible debentures.  In addition, amounts owing to officers of $469,129 were forgiven on April 30, 2023.

Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2024, 2023 and 2022:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2024	January 31, 2023	January 31, 2022
Operating activities	$(2,472,410)	$(1,503,512)	$(11,202,820)
Investing activities	nil	nil	nil
Financing activities	2,501,543	1,335,889	11,233,521
Effect of foreign exchange rate changes on cash	(56)	2,417	(11,910)
Increase (decrease) in cash for the period	$29,077	$(165,206)	$18,791

Cash used in operating activities increased from the year ended January 31, 2023 to the year ended January 31, 2024.  This is primarily due to the increase in cash received from financing activities in fiscal 2024, which allowed the Company to fund its programs and working capital.  The Company received $2,201,543 in net proceeds from issuances of units and $300,000 from convertible debentures.

Cash used in operating activities and cash from financing activities for the year ended January 31, 2023 decreased as compared to fiscal 2022.  Rising inflation, interest rates and monetary tightening drove down capital markets globally during the Company’s fiscal 2023 year end.  As a result, the Company and MedMelior secured approximately $833,000 of net equity financing compared to over $11 million in fiscal 2022.  Cash from financing activities in fiscal 2023 also included subscriptions received by the Company and MedMelior of approximately $503,000.

Commitments and Contingencies

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.  In December 2023, this claim was settled for $120,000 to be paid in 12 equal monthly instalments beginning January 1, 2024.  A gain on settlement of $130,000 has been recognized and recorded under “Settlements and legal provisions, net” on the consolidated statements of loss and other comprehensive loss for the year ended January 31, 2024.

10

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed.   Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease.  On October 11, 2023, the trial on merits of Olymbec’s claim was scheduled for December 16, 2024. On October 25, 2023, Olymbec terminated the Lease.  An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec.  Such bankruptcy proceedings are ongoing and the Company is aware that Olymbec may be claiming amounts in the Pivot Bankruptcy proceedings for rental arrears, administrative fees, termination penalty and damages of up to $1.1 million.

The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $1,141,262 (January 31, 2022 - $1,107,212) based on its best estimate of potential future loss.

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec. In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.  During the year ended January 31, 2023, $300,000 of settlement income was recorded in settlements, net on the consolidated statements of loss and other comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction.  On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety.  On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action.  On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction.  On November 27, 2023, the Federal Court dismissed the claims in their entirety.  With dismissals by both the State and Federal Courts, the former director’s claims against the Company and MedMelior are no longer pending in the United States.

11

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract.  In March 2023, this claim was settled for $30,000.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract.  Relief sought include general and special damages.

At January 31, 2024, certain of the Company’s research and development programs, with a total contracted amount of $5.58 million, were in progress of which the Company has paid $3.77 million and a further $1.81 million remains to be paid in future periods.

RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia.  The carrying amount of cash represent the maximum exposure to credit risk.  As at January 31, 2024, this amounted to $37,384.

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure.  Accounts payable and accrued liabilities, due to related parties and financial guarantee liability are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $182,000.  The Company does not invest in derivatives to mitigate these risks.

12

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.
•	The Company has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.
•	The Company will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.
•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.
•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.
•	The Company will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.
•	If the Company is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.
•	The Company’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.
•	The Company faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.
•	The manufacturing of all of the Company’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.
•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.
•	The Company plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.
•	The Company has no sources of product revenue and it will not be able to maintain operations and research and development without sufficient funding.
•	The Company is highly dependent upon certain key personnel and their loss could adversely affect the Company’s ability to achieve its business objectives.
•	If the Company breaches any of the agreements under which it licenses rights to product candidates or technology from third parties, it can lose license rights that are important to its business. The Company’s current license agreements may not provide an adequate remedy for breach by the licensor.

13

•	Preclinical and clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and the Company’s product candidates may not have favorable results in later trials or in the commercial setting.
•	If the Company is unable to enroll subjects in clinical trials, it will be unable to complete these trials on a timely basis.
•	If the Company’s competitors develop and market products that are more effective than the Company’s existing product candidates or any products that it may develop, or obtain marketing approval before the Company does, the Company’s products may be rendered obsolete or uncompetitive.
•	The Company relies on contract manufacturers over whom it has limited control. If the Company is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, its business operations could suffer significant harm.
•	The Company’s future success is dependent primarily on the regulatory approval of a single product.
•	The Company will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	The Company’s products may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices or healthcare reform initiatives, thereby having an adverse effect on its business.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of the Company’s products may have an adverse impact on future commercialization efforts.
•	The Company faces the risk of product liability claims, which could exceed its insurance coverage and produce recalls, each of which could deplete cash resources.
•	Changes in government regulations, although beyond the Company’s control, could have an adverse effect on its business.
•	The Company’s discovery and development processes may involve the use of companion diagnostics or biomarkers.
•	Significant disruption in availability of key components for ongoing preclinical and clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	The Company’s products or technologies may need to be used in connection with third-party technologies or products.
•	The Company may pursue other business opportunities in order to develop its business and/or products.
•	Generally, a litigation risk exists for any company that may compromise its ability to conduct the Company’s business.
•	The Company’s success depends on its ability to effectively manage its growth.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against the Company because of its Canadian incorporation and presence.
•	Significant disruptions of information technology systems or security breaches could adversely affect the Company’s business.

14

Risks Related to BetterLife’s Intellectual Property

•	If the Company is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.
•	If the Company is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.
•	The Company may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If the Company cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.
•	The Company’s reliance on third parties requires it to share its trade secrets, which increases the possibility that a competitor will discover them.

Risks Associated with BetterLife’s Securities

•	Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.
•	The Company’s common share is or may be considered a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.
•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.
•	The Company does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.
•	The price of the Company’s shares may be subject to fluctuation in the future based on market conditions.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

TRANSACTIONS BETWEEN RELATED PARTIES

During the year ended January 31, 2024, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

15

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer.  During the year ended January 31, 2024, compensation of key management and directors of the Company totaled $1,525,222 (2023 - $1,890,044; 2022 - $1,755,811), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the year ended January 31, 2024:

•	5,595,000 stock options were granted to directors and officers (2023 – 3,400,000; 2022 – 700,000),
•	1,480,000 stock options for officers expired (2023 – 10,000; 2022 – 1,242,620), and
•	No stock options were granted by MedMelior to directors and officers (2023 – nil; 2022 – 1,000,000).

Other Related Party Transactions

At January 31, 2024, the Company owed $1,295,199 to key management and directors (January 31, 2023 - $964,261), of which $229,781 bear interest at 8% per annum (January 31, 2023 - $110,096) and accounts payable and accrued liabilities include $535,880 owed to a former director of MedMelior (January 31, 2023 - $534,000).  During the year ended January 31, 2024, there was no settlement and legal provisions expense related to this former director of MedMelior (2023 - $42,290; 2022 - $313,470).

Other related party transactions are as follows:

•	In April 2023, $469,129 of amounts owing to officers in MedMelior were forgiven.
•	Pursuant to a brokered private placement in March 2023, the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000, of which $74,000 was received prior to January 31, 2023.
•	Pursuant to a non-brokered private placement in August 2023, the Company issued 1,000,000 units to its Chief Executive Officer for gross proceeds received of $100,000.
•	Pursuant to a non-brokered private placement in December 2023, the Company issued 1,000,000 units to its Chief Executive Officer for gross proceeds received of $100,000.
•	In December 2023, the Company issued convertible debentures of $125,000 to its Chief Executive Officer.
•	In March 2024, the Company issued convertible debentures of $100,000 to its Chief Executive Officer.
•	In April 2024, MedMelior granted 1,800,000 stock options to officers and directors of the Company.

PROPOSED TRANSACTIONS

There are none.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

16

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Expense or capitalization of research and development expenditures;
•	Impairment of non-financial assets;
•	Fair value of financial guarantee liability;
•	Fair value of convertible debentures;
•	Estimation of provision for legal liabilities;
•	Assessment of functional currency;
•	Determination of share-based payment expenses;
•	Allocation of proceeds from issuance of units between common shares and warrants; and
•	Assessment of going concern.

CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Adopted on February 1, 2024

IAS 1 Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances.  Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024.  The Company is currently assessing the impact from this amendment on its consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Amounts receivable, excluding tax receivables, are classified as amortized cost.  Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss.  The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and loans payable are measured at amortized cost. The Company’s financial guarantee liability and warrant liabilities are measured at FVTPL.  The carrying values of amounts receivable excluding tax receivables, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair values of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature.

17

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any).  The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.  Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.	Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c.	Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2024 and 2023, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy.  Financial guarantee liability and warrant liabilities were measured and recognized in the consolidated statement of financial position at fair values that are categorized as Level 3 in the fair value hierarchy.

SHARE DATA

The following table sets forth the outstanding common share, warrants, special warrants, compensation options, stock options, restricted share units and performance share units data for the Company as at May 29, 2024:

	Authorized	Issued
Common shares	Unlimited	117,079,397
Warrants		34,097,069
Stock options		10,215,000
Performance share units		25,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

18